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          FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION            ----------------------------
---------------------------                   Washington, D.C. 20549                             OMB APPROVAL
[_]  Check this box                                                                      ----------------------------
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB Number:        3235-0287
     to Section 16. Form 4                                                               Expires:   PENDING
     or Form 5 obligations                                                               Estimated average burden
     may continue. See       Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
     Instruction 1(b).        Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
                                    Company Act of 1935 or Section 30(f) of the
(Print or Type Responses)                 Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Christopher M. Jeffries
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    (Last)                          (First)                         (Middle)

c/o Millennium Partners, 1995 Broadway
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                                    (Street)

New York                             NY                             10023
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    (City)                          (State)                          (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Corrections Corporation of America (CXW)
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

          December 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [_]  Director                             [x]  10% Owner

     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [x]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person
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  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.                                    2.        3.          4.                                    5.            6.        7.
Title of Security                     Trans-    Trans-      Securities Acquired (A)               Amount of     Owner-    Nature of
(Instr. 3)                            action    action      or Disposed of (D)                    Securities    ship      Indirect
                                      Date      Code        (Instr. 3, 4 and 5)                   Beneficially  Form:     Beneficial
                                                Instr. 8)                                         Owned at End  Direct    Owner-
                                      (Month/               ___________________________________   of Month      (D) or    ship
                                      Day/                                                                      Indirect  (Instr. 4)
                                      Year)                                 (A)or                 (Instr. 3     (I)
                                                Code  V          Amount     (D)        Price      and 4)        (Instr.4)
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Common stock, par value
$.01 per share                        12/20/00  C                2,257 (1)  (A)                    3,757 (1)      D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                SEC 1474 (03-99)


FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
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1.                  2.       3.       4.       5.            6.            7.                     8.       9.        10.     11.
Title of            Conver-  Trans-   Trans-   Number of     Date Exer-    Title and Amount       Price    Number    Owner-  Nature
Derivative          sion     action   action   Derivative    cisable and   of Underlying          of       of        ship    of
Security            or       Date     Code     Securities    Expiration    Securities             Deriv-   Deriv-    Form    In-
(Instr. 3)          Exer-             (Instr.  Acquired (A)  Date          (Instr. 3 and 4)       ative    ative     of      direct
                    cise     (Month/  8)       or Disposed   (Month/Day/                          Secur-   Secur-    Deriv-  Bene-
                    Price    Day/              of(D)         Year)                                ity      ities     ative   ficial
                    of       Year)             (Instr. 3,                                         (Instr.  Bene-     Secur-  Owner-
                    Deriv-                     4 and 5)                                           5)       ficially  ity:    ship
                    ative                                   ------------------------------------           Owned     Direct  (Instr.
                    Secur-                                                                                 at End    (D) or  4)
                    ity                                                                   Amount           of        In-
                                                            Date     Expi-                or               Month     direct
                                      --------------------- Exer-    ra-                  Number           (Instr.   (I)
                                                            cis-     tion                 of               4)        (Instr.
                                      Code  V    (A)  (D)   able     Date    Title        Shares                     4)
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Series B cumulative                                                       Common stock,
convertible                                                               par value $.01
preferred stock     (2)      12/20/00  C              900   12/20/00      per share       2,257(1)          -0-        D
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Explanation of Responses:

(1) Reflects the one-for-ten reverse stock split effected by the issuer on May 18, 2001.

(2) 2.5088 shares of the issuer's common stock, par value $.01 per share, per share of series B cumulative convertible preferred stock (reflects the one-for-ten stock split effected by the issuer on May 18, 2001).



  /s/ Christopher M. Jeffries
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CHRISTOPHER M. JEFFRIES



Date:     February 4, 2002
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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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